MAIL STOP 03-08
	December 2, 2004
Mr. Ian Valentine, CEO
Brands Shopping Network, Inc.
13431 Beach Avenue
Marina Del Rey, CA 90292

	RE:	Brands Shopping Network, Inc.
		Information Statement filed on Schedule 14C
		Commission File No. 0-32473
		Amendment Filed on November 18, 2004

Dear Mr. Valentine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 1. However, the Form 8-K in effect at the time you entered into the merger agreement required that you file documents relating to a change of control under Item 403(c) of Regulation S-B. Please advise.

Action 1 - Approval of Merger, page 4
2. Disclosure in your amended 10-KSB filed November 18, 2004 indicates that Brands Shopping Network has received a satisfaction of judgment related to its litigation with RTTS Acquisition Corporation.
Please discuss all material terms of the settlement and clearly disclose whether this condition of the merger is satisfied.
About Brands Shopping Network, page 6
3. We note disclosure comparing your company to well-established companies such as QVC, Home Shopping Network and ShopNBC. This disclosure should be deleted given that your company is in the development stage.
About United Fuel, page 9
4. As requested previously, please supplementally provide support for the statement that "EWC is one of the largest marketers of fuel and lubricants in each of the market areas in which it operates and is one of the largest propane distributors in the state of Texas." Competition, page 10
5. We note disclosure indicating that larger competitors have "some competitive advantages" over the company. Please further explain the competitive advantages to which you refer.
6. Please explain in more specific terms how the company competes on the basis of "reliability and quality of service, responsiveness to customer needs, the price of products, the location of facilities, and the availability of products."

Environmental Matters, page 10
7. Disclosure indicates that the company is "substantially covered by insurance" to protect against liability for environmental contamination. Please fully describe the company`s insurance coverage against such potential liability.
Management`s Discussion and Analysis, page 11
Overview, page 12
8. Please discuss the effect lower crude prices may have on United Fuel`s operations.
Liquidity and Capital Resources, page 16
9. We have read your response to comment 28 as well as your revised disclosures. Please further revise your discussion of liquidity and capital resources to provide an analysis and evaluation of material changes in the underlying drivers of operating, investing and financing cash flows. In doing so, you might focus your discussion on the quality and variability of earnings on cash flows and the underlying reasons for the trends in cash flows so that readers can ascertain the likelihood that past performance is indicative of future performance. Also, you should discuss significant events that would cause or are reasonably likely to cause reported cash flows not to be necessarily indicative of future cash flows. Please refer to
Item 303(b)(1) of Regulation S-B and SEC Release 33-8350.
10. We have read your response to comment 29 and do not see the revised disclosure on former page 12 that you indicate addresses our comment. Please revise your disclosure to specifically address why your accounts receivable turnover has decreased from 3.6 at December
31, 2003 to 3.3 at June 30, 2004; as well as address the increase in day`s sales outstanding from 100 days at December 31, 2003 to 109 days at June 30, 2004.
11. In your response to comment 30, you indicate that you are slightly out of compliance with respect to your revolver facility. Please tell us and revise your disclosure to indicate your date of non-compliance, state whether or not a waiver was obtained from your lender, if you intend to renegotiate a modification to the revolver facility, whether you expect it is probable that you will fail to meet the covenant requirement in future compliance dates and further disclose any adverse consequences of a probable failure to satisfy future covenants as discussed in EITF 86-30. Discuss the potential ramifications to the proposed merger if a waiver is not obtained. Please make these same revisions where your discussion appears elsewhere in filings.
United Fuel`s Reason for the Merger, page 19
12. As requested previously, disclose the cost difference between merging with a public shell and an initial public offering and registering your securities under section 12 of the Securities Exchange Act of 1934.

Contacts between United Fuel and BSN, page 20
13. Elaborate on the merger negotiation process to clearly describe each of the meetings that took place between the parties, including the dates, a discussion of which party proposed the exchange ratio, and indicate whether any negotiations regarding that ratio took place. State the amount of dilution to the public stockholders. Federal Tax Consequences of the Merger, page 20
14. Please revise to disclose that the discussion summarizes all material federal income tax consequences. Further explain the basis for the company`s belief that the merger will be considered a tax-free reorganization.
Action 2 - Amendment to Articles of Incorporation, page 22
15. We note disclosure indicating that the company proposes to increase its authorized shares of common stock in order to assure that a sufficient number of shares are available for issuance in the future "if our Board of Directors deems it to be in our stockholders` best interest." Please explain in more specific terms the reasons for the proposed increase in common stock.
Remuneration of Directors and Officers, page 24
16. Please identify the third party who has been assigned the $959,453 in accrued salary if considered an affiliate of the company.

Schedule 5.2(a)
17. We note that the stockholder list will be provided to the staff.
Consolidated Financial Statements - United Fuel & Energy
Corporation
18. Please update the interim financial statements through September
30, 2004.
Notes to Consolidated Financial Statements, page 6
19. We have read your response to comment 56. Please tell us if you have any legal obligations with respect to the retirement of any long-lived assets (e.g. underground fuel tanks) that you are required to settle as a result of an existing or enacted law, statute, ordinance or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel, as described in paragraph 2 of SFAS No. 143. If such legal obligations exist, please explain why the adoption of SFAS No. 143 has had no material impact on your financial position and results of operations considering the initial recognition and measurement guidelines set forth in paragraph
3 of SFAS No. 143.

Note H - Commitments and Contingencies, page 14
20. We have read your response to comment 59. Please explain to us in
more detail why you are or are not responsible for the clean up efforts at the fifteen sites that you have identified. Tell us whether you are the owner of the properties involved in these clean up sites or whether you lease these properties from third parties. Please tell us if you have accrued a liability for remediation costs.
We note your disclosures concerning the adequacy of insurance policies as well as contributions from third parties. However, it is generally not appropriate to offset environmental liabilities against
expected insurance recoveries. See SOP 96-1, par. 146.
In our prior comment 59, we asked you to tell us how much you expend
annually on environmental compliance. We note that SOP 96-1, par.
170
as well as SAB Topic 5:Y Question 3 recommend disclosure of the amount included in the income statement for environmental remediation, recoveries from third parties, and costs for environmental compliance. Please tell us how much you have expended for environmental compliance as well as environmental remediation for each of the years that you have presented in the statement of operations.
Note D - Debt, page 10
21. We have read your response to comment 58. Please add to your disclosure a brief discussion of the priorities of debt instruments and revise your tabular descriptions and other textual references to include the terms Term Loan and 3D Loan that have replaced certain former notes payable and are discussed and defined elsewhere in your filing.

Attachment 5 - Pro Forma Condensed Statement of Operations
22. Please update the pro forma financial statements through September 30, 2004. Also, correct a mathematical error contained in the line item income (loss) before income taxes and then carried forward in the statement of operation.
23. We have read your response to comment 62. Please revise your presentation of earnings per share to reflect your reverse stock split retroactively in BSN financial statements. See SAB Topic 4C and Rule 11-02(b)(7) of Regulation S-X.

Amended Form 10-KSB for the fiscal year ended December 31, 2003
General
24. Your information statement should be amended to reflect any
changes made as a result of the comments below.   Similarly, the
above comments on the business of Brands Shopping Network also apply to the Form 10-KSB.

Business, page 1
25. We note disclosure that the company "is positioned to take full advantage of Interactive Television opportunities when and where they are deployed by Cable Operators and Digital Satellite Broadcasters."
Please reconcile with prior disclosure indicating that the company does not have operations. Revise your disclosure in this section as appropriate.
26. We have read your response to comment 64. Please include the references to the applicable rules that define a small business issuer`s disclosure controls and procedures exactly as set forth in
Item 307 of Regulation S-B. Further disclose any changes that have occurred during the last fiscal period in your internal control over financial reporting as required by Item 308(c) of Regulation S-B.
27. Please confirm that the inclusion of the titles of your Chief Executive Officer and acting Chief Financial Officer was not intended to limit the capacity in which such individual provided certification. In the future, eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B with respect to annual and interim flings.
28. Please revise the report of independent registered accounting firm to state in its introductory paragraph that the restated consolidated statement of operations, stockholders` equity and cash flows are audited for the years ended December 31, 2003 and 2002 as well as the period from inception to date. Please make this revision in the report of independent registered accounting firm in your information statement as well.

Form 10-QSB for the quarterly period ended September 30, 2004
29. Please add the disclosures incorporated in your information statement that discusses the recent revolver covenant violations and amendments to your credit facilities, both of which occurred in November 2004.
30. Similar to your disclosures in Form 10-KSB/A, please include the disclosures on controls and procedures and internal control over financial reporting as required by Items 307 and 308 of Regulation S-
B, considering the recommended revisions with respect to comment
64,
above.

* * * *


	You may contact Brian McAllister at (202) 824-5664 or Mike Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 942-2824, Ellie Quarles, Special Counsel, at (202) 942-1859 or me at (202) 942-1900
with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Melissa Mahler, Esq.

Fax:	(866) 528-0657


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Brands Shopping Network, Inc.
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